Via Facsimile and U.S. Mail
Mail Stop 6010

April 6, 2009

Ms. Ayelet Dugary
Acting Chief Financial Officer
SIGA Technologies, Inc.
420 Lexington Avenue, Suite 408
New York, NY   10170

Re: SIGA Technologies, Inc.
Form 10-K for the Year Ended December 31, 2007
Filed March 13, 2008
Form 10-Q for the Quarterly Period Ended September 30, 2008
Filed on November 6, 2008
Form DEF 14A
Filed on April 9, 2008
File No. 000-23047

Dear Ms. Dugary:

We have completed our review of your Forms 10-K, 10-Q and DEF 14A and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief